Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                          October 27, 2014


Via EDGAR

Ms. Naseem Nixon
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Cap Fund, Inc.
                 Post-Effective Amendment No. 166
                 File Nos. 2-29901 and 811-01716

Dear Ms. Nixon:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A of AllianceBernstein Multi-Manager Select Retirement Allocation Fund, AllianceBernstein Multi-Manager Select 2010 Fund, AllianceBernstein Multi-Manager Select 2015 Fund, AllianceBernstein Multi-Manager Select 2020 Fund, AllianceBernstein Multi-Manager Select 2025 Fund, AllianceBernstein Multi-Manager Select 2030 Fund, AllianceBernstein Multi-Manager Select 2035 Fund, AllianceBernstein Multi-Manager Select 2040 Fund, AllianceBernstein Multi-Manager Select 2045 Fund, AllianceBernstein Multi-Manager Select 2050 Fund and AllianceBernstein Multi-Manager Select 2055 Fund (each a "Fund" and collectively the "Funds"), as provided orally to Anna C. Leist of this office on September 26, 2014. The Staff's comments and our responses are discussed below.

Prospectus
----------

General Comments (All Funds)
----------------------------

Comment 1:        Please confirm that all bracketed and missing information, as well as any required exhibits, will be included in the Funds' next registration statement filing.

Response:         The Funds confirm that all bracketed and missing information, as well as any required exhibits, will be included in the Funds' next registration statement filing.

Comment 2:        Please ensure that the registration statement pages are
                  paginated when submitted to EDGAR.

Response:         The registration statement filed under Rule 485(a) is
                  submitted to EDGAR, as permitted by the SEC, in ASCII (text file) format, which does not pick up the page numbers in the document footer. The registration statements submitted under Rule 485(b) or Rule 497 will be paginated.

Summary Information (AllianceBernstein Multi-Manager Select Retirement Allocation Fund and all other Funds, as applicable)
----------------------------------------------------------------------

Comment 3:        Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should reflect the maximum charge of 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur.

Response:         The CDSC for Class A shares is not charged to a typical
                  investor and only applies when no front-end sales charge is assessed. The Funds believe it would be misleading to include it in the table. The Funds have not revised footnote (a) or the table in response to this comment.

Comment 4.        Fees and Expenses of the Fund- Fee Waiver and/or Expense
                  Reimbursement: Please disclose who can terminate the fee waiver, and under what circumstances.

Response:         The Prospectus has been revised in response to this comment.

Comment 5:        Principal Strategies: Please discuss each Fund's asset mix and percentage allocations at the forefront of the Principal
                  Strategies section since the asset mix is fundamental to the Fund's investment strategy.

Response:         We believe that the disclosure regarding each Fund's asset mix and the chart included in the Principal Strategies section appropriately describes each Fund's investment strategy. We have not revised the Prospectus in response to this comment.

Comment 6:        Principal Strategies: The first paragraph of the Principal
                  Strategies section references "target portfolio allocation", while other parts of the Prospectus use the phrase "asset mix". Please reconcile the use of these phrases.

Response:         The Principal Strategies section of the Prospectus has been revised in response to this comment.

Comment 7:        Principal Strategies and Principal Risks: The second paragraph of the Principal Strategies section references "high income bonds". Please note that such investments are commonly referred to as "high yield bonds". Please revise the terminology or provide disclosure relating to this point.
                  Please also include corresponding risk disclosure in the Principal Risks section in accordance with Item 4 of Form
                  N-1A.

Response:         The Principal Strategies and Principal Risks sections of the
                  Prospectus have been revised in response to this comment.

Comment 8:        Principal Strategies: The Prospectus uses the terms "equity diversifiers" and "fixed-income diversifiers". Since these terms are not generally understood investment categories, please define each when first used and include examples for each.

Response:         The Principal Strategies section of the Prospectus has been revised in response to this comment.

Comment 9:        Principal Risks: We note that each Fund invests primarily in
                  Underlying Funds. Please include applicable risk disclosure in the Summary regarding investments in other mutual funds and ETFs.

Response:         The Principal Strategies section of the Prospectus has been revised in response to this comment.

Comment 10:       Principal Strategies: We note that the Principal Risks section includes "Emerging Market Risk". Please include corresponding disclosure regarding emerging market investments in the Principal Strategies section. Please identify any limitation on the amount of assets a Fund may hold in such investments, or disclose that there is no limitation.

Response:         Emerging Market Risk has been removed from the Principal Risks section as investing in emerging market securities is not a principal strategy of the Funds.

Comment 11:       Principal Strategies: We note that the Principal Risks section includes "Derivatives Risk". Please include corresponding disclosure regarding derivative investments in the Principal
                  Strategy section. As a reminder, derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a Fund and specific as to a Fund's intent.

Response:         The Principal Strategies section of the Prospectus has been revised in response to this comment.

Comment 12:       Portfolio Managers: Please include the actual beginning date of the portfolio managers' service instead of "Since
                  Inception".

Response:         The Funds have not yet commenced operations so the date of the portfolio managers' service is not yet known. We have not revised the Prospectus in response to this comment.

Summary Information (All Funds except AllianceBernstein Multi-Manager Select Retirement Allocation Fund)
----------------------------------------------------------------------------

Comment 13:       Principal Strategies: Please disclose in the forefront of the
                  Principal Strategies section the significance of the date in each Fund's name since this retirement date is fundamental to the Fund's investment strategy.

Response:         This type of disclosure is included on the front page of the
                  Prospectus and also referred to in the Principal Strategies disclosure for each Fund (at the beginning of the second paragraph). We have not revised the Prospectus in response to this comment.

Comment 14:       Principal Strategies: Please consider using the measure of
                  "retirement date" in the asset mix chart in place of "retirement age" so that the average investor can relate the name of the Fund to the Fund's principal investment strategy and asset mix.

Response:         The asset mix chart has been revised to remove the term
                  "Retirement Age," which we believe is not a necessary descriptive term in the chart.

Comment 15:       Principal Strategies: Please confirm that the asset mix chart accurately reflects the applicable years prior to retirement and the asset mix for each Fund. For example, we note that the chart for the AllianceBernstein Multi-Manager Select 2010 Fund reflects years that have already passed and no longer apply to the Fund's asset mix.

Response:         The asset mix chart, or glide path, as it is commonly referred to, is intended to provide a broad, general illustration of how asset mixes will change over time prior to and after retirement and is augmented by more specific disclosure in each Fund's Principal Strategies. The glide path is not specifically tailored for each Fund and it is common industry practice to include the full glide path in prospectus disclosure about target date retirement funds.


Additional Information About the Funds' Risks and Investments (All Funds)
-------------------------------------------------------------------------

Comment 16:       Please revise the caption and the first paragraph of this
                  section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks.
                  In doing so, if Principal and Non-Principal Strategies and Risks are described please delineate into two sections with Principal Strategies and/or Risks first.

Response:         The Funds have revised the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Funds' investments and strategies, including principal and non-principal strategies and risk. Each Fund's principal strategies and risks are identified in the Summary
                  Section of the Prospectus. General Instruction C.3.(a) to Form
                  N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Funds believe that they have identified their principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.


Investing in the Funds (All Funds)
----------------------------------

Comment 17:       Please include a cross reference to a specific heading or a page reference for the following sentence under the sub-section heading "Class A and C Shares--Shares Available to
                  Retail Investors": "These purchases may be subject to an initial sales charge, an asset-based sales charge or CDSC as described below."

Response:         The Prospectus has been revised in response to this comment.

Other
-----

Comment 18:       Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:         The Tandy representations are provided herein.

                                     * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                     Sincerely,

                                                     /s/ Anna C. Leist
                                                     -----------------
                                                     Anna C. Leist


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.